FINANCIAL STATEMENT

Transamerica Capital, Inc.
Year Ended December 31, 2017
With Report of Independent Registered
Public Accounting Firm
*(Pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934)*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24829

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Transamerica Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1801 California Street
(No. and Street)

Denver	Colorado	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Beitzel (319) 355-2802
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

(X)... Certified Public Accountant
( )... Public Accountant
( )... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Brian J. Beitzel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transamerica Capital Inc. as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



NOTARIAL SEAL IOWA BREANNON STATE Commission Number 751275 My Commission Expires February 19, 2020

Brian J. Beitzel, CFO

Breannon State
Notary
Public

This report ** contains (check all applicable boxes):

(X)... (a) Facing Page.
(X)... (b) Statement of Financial Condition.
(X)... (c) Statement of Operations.
(X)... (d) Statement of Cash Flows.
(X)... (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
( )... (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)... (g) Computation of Net Capital.
( )... (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )... (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( )... (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( )... (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)... (l) An Oath or Affirmation.
( )... (m) A copy of the SIPC Supplemental Report.
( )... (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRANSAMERICA CAPITAL, INC.
FINANCIAL STATEMENT AND SUPPLEMENTAL INFORMATION
Year Ended December 31, 2017

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Transamerica Capital, Inc.**:**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Transamerica Capital, Inc. (the "Company") as of December 31, 2017, and the related statements of operations, of changes in stockholder's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying computation of net capital pursuant to SEC Rule 15c3-1 and statement regarding SEC Rule 15c3-3 are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the



computation of net capital pursuant to SEC Rule 15c3-1 and statement regarding SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 28, 2018

We have served as the Company's auditor since 2014.

TRANSAMERICA CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands, except for share data)
December 31, 2017

Assets

Cash	$	79,402
Distribution fees receivable from affiliates		17,892
Commission receivable from affiliates		18,441
Deferred tax asset, net		3,835
Receivable from Parent under tax allocation agreement		1,224
Prepaid expenses and other assets		365
Total assets	**$**	**121,159**

Liabilities and stockholder's equity
  Liabilities

Commission payables	$	36,074
Legal fees payable		18,000
Service fees payable		8,473
Salaries, benefits, and bonuses payable		9,909
Due to affiliates		194
Other liabilities		227
Total liabilities		**72,877**

  Stockholder's equity

Common stock, no par value, 1,000,000 shares authorized; 1,062 issued and outstanding		1
Additional paid-in capital		201,040
Retained deficit		(152,759)
Total stockholder's equity		**48,282**
Total liabilities and stockholder's equity	**$**	**121,159**

The accompanying notes are an integral part of these financial statements

1. Organization

Transamerica Capital, Inc. (the "Company") is a wholly owned subsidiary of AUSA Holding, LLC ("AUSA") which is wholly owned by Transamerica Corporation (the "Parent"), which is a wholly owned subsidiary of AEGON N.V., a public limited liability share company organized under Dutch law. The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets and distributes insurance products and mutual fund products as underwriter and distributor for affiliated companies.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statement has been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

Estimates

The preparation of the financial statement in conformity to U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, and the disclosures of contingent assets and liabilities. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash

Cash includes cash on hand and on deposit. At December 31, 2017, the Company had cash accounts which exceeded federally insured limits, and are therefore not subject to FDIC insurance with $9.7 million in deposits at M&T Bank and $69.7 million at Wells Fargo Bank.

Distribution Fees Receivable from Affiliates

Distribution fees receivable include 12b-1 fees, concessions, variable annuities, and other receivables based on the sale of affiliated products.

Commission Receivable from Affiliates

Commission receivable from affiliates represents the commission revenue accrued for registered representatives affiliated with the Company for retirement plan programs sold by Transamerica Investors Securities Corporation ("TISC"), and variable annuities and variable universal life sales of insurance products and commission trails.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Prepaid Expenses

Prepaid expenses primarily consist of monthly FINRA licensing fees paid directly through the FINRA CRD (Central Registration Depository) account as well as prepaid annual FINRA assessments. These assessments and fees are amortized over the term of the coverage period.

Commission Payables

Commission payables represents payables for variable universal life, variable annuities, and 12b-1 fees related to mutual fund products.

Legal Fees Payable

Legal fees payable represents the Company's provision reserved in connection with an investigation by the SEC related to errors in the operation or implementation of models previously used in certain investment strategies offered through Transamerica Funds distributed by the Company, as well as related disclosures. The models in question are no longer in use. The Company is cooperating in the investigation, which it believes will conclude in 2018.

Service Fees Payable

Service fee payables represent fees owed to sub-advisors and other broker dealers based on the level of proprietary product sales and production levels.

Salaries, Benefits, and Bonuses Payable

The Company has employees that accrue salaries, benefits, and bonuses according to the timing of pay cycles.

Due to Affiliates

The Company is a party to a cost sharing agreement with affiliates in order to facilitate payments associated with employee costs, accounts payable services, underwriting services, distribution services, marketing services, and other miscellaneous expenses. The Company settles with the Parent regularly based on net capital positions in order to keep these liabilities current.

Other Liabilities

Other liabilities represent accounts payable related to operating expenses.

3. Income Taxes

The Company's federal income and state tax return (where applicable) is consolidated with other included affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in any carryback or carry forward year when so applied. Accrued separate Company state income taxes

4

(Dollars in thousands)

for consolidated state income tax returns that are not paid by the Company under the tax sharing agreement are settled through capital contribution or distributions to the Parent. Under this agreement, the Company distributed \$173 to its Parent during the year ended December 31, 2017, as a result of tax sharing. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity. A tax return has not been filed for 2017.

The Company has received cash payments related to taxes of \$5,382 from the Parent from the filing of the 2016 return and estimated 2017 payments.

The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transaction in different years for income tax reporting purposes than for financial reporting purposes. These include state taxes and other expenses not deductible until future periods for tax purposes. As of December 31, 2017, the deferred income tax assets were \$3,835.

On December 22, 2017, the Tax Cuts and Jobs Act ("TCJA") (HR 1, Pub. L. 115-97), was signed into law and reduced the federal tax rate to 21%. As a result, the Company reduced its net deferred tax asset balance by \$2,188.

The Company has analyzed all material tax positions under the guidance of ASC 740, Income Taxes, relates to accounting for uncertainty in income tax and determined there were no tax benefits that should not be recognized at December 31, 2017. There are no unrecognized tax benefits that would affect the effective tax rates. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The total interest payable as of December 31, 2017 is \$0.

The Company's federal income tax returns have been examined by the Internal Revenue Service and closing agreements have been executed through 2008. An examination is in progress for the year 2009 through 2013. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

4. Related Party Transactions

The Company earns all of its commission income, marketing allowables, distribution fees, mutual fund concessions, administrative service fees, and other income from affiliated entities.

The Company is a member of a group of affiliated companies that are engaged in the sale of variable annuities; the Company is engaged through these agreements to sell and distribute the variable annuity products of the affiliated companies. The Company has \$17,650 of fees receivable and commissions payable associated with the sale of variable annuities at year-end on the Statement of Financial Condition, respectively under commissions receivable from affiliates. As of December 31, 2017, the Company has \$0 of variable annuity marketing allowable receivable included with due to affiliates on the Statement of Financial Condition.

(Dollars in thousands)

The Company is a member of a group of affiliated companies that are engaged in the sale of variable universal life; the Company is engaged through these agreements to sell and distribute the variable universal life products of the affiliated companies. The Company has $144 of fees receivable and commissions payable associated with the sale of variable universal life products at year-end on the Statement of Financial Condition, respectively under distribution fees receivable.

Pursuant to an underwriting agreement, the Company is principal underwriter in connection with the offering and shares of Transamerica Series Trust, an affiliated entity. As of December 31, 2017, the Company has $9,197 of distribution fees receivable and commissions payable associated with Transamerica Series Trust mutual funds on the Statement of Financial Condition.

The Company has an agreement to receive 12b-1 fees with certain series of Transamerica Partners Funds and Transamerica Funds, affiliated mutual fund groups which are advised by Transamerica Asset Management, Inc. and distributed by the Company. As of the following dates, certain series of Transamerica Partners Funds were reorganized and merged into existing funds within the Transamerica Funds Trust: 3/10/2017, 3/24/2017, 4/21/2017, 5/5/2017, 5/21/2017, 9/15/2017, and 10/13/2017. Where required, target fund investors approved the reorganizations and received newly issued Class R, Class R2, Class R4, or Class I3 shares, as applicable, in the reorganizations. As of December 31, 2017, the Company has $8,253 of distribution fees receivable and $7,922 of commissions payable associated with Transamerica Funds on the Statement of Financial Condition.

The Company is party to an agreement with Transamerica Asset Management, Inc. ("TAM"), an affiliated company, whereby TAM agrees to compensate the Company for authorized administrative and other services related to Transamerica Funds. As of December 31, 2017, the Company currently has no receivable associated with this activity.

The Company is party to an agreement with TISC, an affiliated company, whereby TISC agrees to compensate the Company for incentive compensation program's payable to Transamerica Retirement Solutions, LLC ("TRSC") and Transamerica Life Insurance Company ("TLIC") registered representatives. As of December 31, 2017, the Company has $647 of commission receivables affiliated and $1,161 of commission payables on the Statement of Financial Condition.

The Company is party to cost-sharing agreements between Transamerica affiliated companies, providing general administrative services as needed. A portion of the Company's operating expenses is paid to subsidiaries of Transamerica and represents both items specifically identifiable as attributable to the Company and an allocation of shared resources among several affiliates. The outstanding payable associated with the cost sharing agreement totaled $194.

During 2017, the Company received capital contributions from its Parent of $78,000. During 2017, the Company paid $173 to its Parent pursuant to the tax sharing agreement.

5. Commitments and Contingencies

The Company may, at times, be involved in litigation (including arbitrations), regulatory exams, investigations, actions, and inquiries in the normal course of business.

The Company assesses its liabilities and contingencies utilizing available information. For those matters where it is probable the Company will incur a potential loss and the amount of the loss is reasonably estimated, in accordance with FASB ASC No. 450, Contingencies, an accrued liability has been established. These reserves represent the

Company's aggregate estimate of the potential loss contingency at December 31, 2017 and are believed to be sufficient. Such liabilities may be adjusted from time to time to reflect any relevant developments.

The Company recorded $18,000 for pending legal and regulatory matters in other liabilities on the Statement of Financial Condition.

6. Subsequent Events

The financial statement is adjusted to reflect events that occurred between the balance sheet date and the date when the financial statement is issued provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statement themselves.

On February 1, 2018, the Parent contributed $25,000 of capital into the Company.

No other subsequent events have been identified that require adjustment to or disclosure in the financial statement.